Exhibit 99.3

Addex Reports Q1 2021 Financial Results and Provides Corporate Update

•	Strong cash and cash equivalents position at March 31, 2021 of CHF25.2M ($26.7M)
•	Completed $11.5M fundraising in January 2021
•	Three clinical studies in neurology programs remain on track to start during Q2 2021
•	Neurology programs aimed at large underserved market opportunities in dyskinesia associated with Parkinson’s disease, blepharospasm and epilepsy

Geneva, Switzerland, May 5, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the quarter ended March 31, 2021 and provided a corporate update.

“We are on track with clinical studies planned to begin this quarter, including two internal dipraglurant programs in dyskinesia associated with Parkinson’s disease and blepharospasm, as well as a Phase 2a clinical study with ADX71149 for epilepsy conducted by our partner Janssen,” said Tim Dyer, CEO of Addex. “Our successful $11.5 million fundraising at the beginning of 2021 has further strengthened our balance sheet and provides a solid basis for executing our strategy and advancing our pipeline.”

Q1 2021 Operating Highlights:

•	Ended Q1 2021 with a strong cash position of CHF25.2 million ($26.7 million), supported by an $11.5 million fundraising on January 11, 2021, which provides a runway into Q3 2022
•	Remain on track for dipraglurant pivotal registration study in dyskinesia associated with Parkinson’s disease; study initiation expected Q2 2021
•	Prepared dipraglurant placebo-controlled clinical trial in blepharospasm patients, scheduled to start in Q2 2021
•	Strategic partner, Janssen Pharmaceuticals, ready to start a Phase 2 clinical study of ADX71149 for epilepsy, initiation scheduled for Q2 2021
•	Continued to advance GABAB positive allosteric modulator research program through clinical candidate selection phase
•	Advanced Eurostars / Innosuisse funded mGlu7 negative allosteric modulator research program for post-traumatic stress disorder
•	Continuing to advance remaining preclinical programs to their next value inflection points

Select Upcoming Milestones:

•	Q2 21 - Phase 2b/3 study starting: dipraglurant for dyskinesia associated with Parkinson’s disease
•	Q2 21 - Phase 2a study starting: dipraglurant for blepharospasm
•	Q2 21 - Phase 2a study starting: ADX71149 for epilepsy; partnered with Janssen
•	Q4 21 - Phase 2a data: dipraglurant for blepharospasm
•	Q3 22 - Phase 2a data: ADX71149 for epilepsy
•	Q4 22 - Phase 2b/3 data: dipraglurant for dyskinesia associated with Parkinson’s disease

Key Financial Data for the Three Months Ended March 31, 2021

CHF’ thousands	Q1 2021	Q1 2020	Change
Income	922	952	(30)
R&D expenses	(2,748)	(3,553)	805
G&A expenses	(1,322)	(1,672)	350
Total operating loss	(3,148)	(4,273)	1,125
Finance result, net	508	(33)	541
Net loss for the period	(2,640)	(4,306)	1,666
Basic and diluted net loss per share	(0.08)	(0.16)	0.08
Net increase / (decrease) in cash and cash equivalents	6,020	(4,379)	10,399
Cash and cash equivalents as of March 31	25,220	27,126	(1,906)
Shareholders’ equity as of March 31	20,699	21,781	(1,082)

Financial Summary:

Income remained stable in the first quarter 2021 compared to the first quarter 2020 and related primarily to amounts received under our funded research collaboration with Indivior.

R&D expenses decreased by CHF 0.8 million to CHF 2.7 million in the first quarter 2021 compared to CHF 3.6 million in the first quarter 2020, primarily due to the postponement of the start of our dipraglurant phase 2b/3 PD dyskinesia clinical trial. Research and development expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses decreased by CHF 0.4 million to CHF 1.3 million in the first quarter 2021 compared to CHF 1.7 million in the first quarter 2020, primarily due to professional fees that were abnormally high in the first quarter 2020 due to the company’s listing on the Nasdaq Stock Market on January 29, 2020.

The net loss decreased by CHF 1.7 million to CHF 2.6 million in the first quarter 2021 compared to CHF 4.3 million in the first quarter 2020 primarily due to reduced research and development costs. Basic and diluted loss per share decreased to CHF 0.08 for the first quarter 2021, compared to CHF 0.16 for the first quarter 2020.

Cash and cash equivalents amounted to CHF 25.2 million as of March 31, 2021 compared to CHF 27.1 million as of March 31, 2020. The decrease of CHF 1.9 million was primarily due to cash used in operating activities partially offset by the proceeds from the capital increase executed on January 8, 2021.

Q1 2021 Condensed Consolidated Interim Financial Statements:

The first quarter 2021 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, May 5, 2021, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.

Dial-In Numbers:

•	Switzerland +41 44 580 65 22
•	UK +44 20 30 09 24 70
•	U.S.A +1 87 74 23 08 30
•	Other Countries

2: Provide the Operator with the Participation Pin Code: 64754025#

Link to live event online:

1: In the 10 minutes prior to the call start time, sign in online by following this Webex link.

2: Password: Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead product candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q2 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q2 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is scheduled to enter a phase 2a proof of concept clinical trial for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC, which is focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646) 755 7412 james@haydenir.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation and progress of clinical trials and preclinical studies, and its future financing activities. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.